GRIDIRON BIONUTRIENTS, INC.

6991 East Camelback Road

Suite D-300

Scottsdale, AZ  85251

CORRESP

November 25, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C.  20549

Re:	GridIron BioNutrients, Inc. (the “Company”) Preliminary Proxy Statement on Schedule 14C Filed November 13, 2020 File No. 000-55852

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated November 24, 2020 on the above-captioned filing.  Following is the Company’s response to such comment.

Preliminary Information Statement on Schedule 14C filed November 13, 2020

General

1.

We note your disclosure that holders of approximately 50.3% of your outstanding securities entitled to consent have approved the reverse stock split. It appears from your disclosure at page six that officers, directors and greater than 5% owners of your common stock account for less than 50% of the outstanding common stock. Please describe how the consent was obtained, identifying the consenting shareholders and the percentage of ownership held by such shareholders.

RESPONSE: As set forth in the notice to shareholders appearing in the above-captioned filing, the Majority Shareholders who are expected to execute the consent to the reverse stock split include holders of both the Company’s outstanding common stock as well as shares of its outstanding Series A Preferred. The designations, rights and preferences of the Series A Preferred provide that each share of Series A Preferred is entitled to such number of votes equal to the number of shares of the Company’s common stock into which such shares of Series A Preferred would be convertible on the record date for the vote or date of consent of stockholders, subject to a 4.99% beneficial ownership limitation, and as shall otherwise be entitled to under Nevada law (see “Principal Shareholders” on page 6 of the above-captioned filing and the Current Report on Form 8-K filed on August 16, 2018). As a result of this contractual right, set forth below is the total number of votes held by the shareholders entitled to consent on the reverse stock split:

Total common stock outstanding	57,636,720
No. of Series A Preferred on an as converted basis entitled to consent	2,876,072
Total votes	60,512,792
50.1% of total votes	30,316,909

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 25, 2020

page two

As requested, set forth below is the identity of the Majority Shareholders who are expected to execute the consent approving the reverse stock split and the percentage of voting securities held by each such shareholder:

Name of Shareholder	No. of Votes	Percentage of Total Vote

Timothy Orr	26,527,500	43.9%
Calvary Fund Management LLC	650,000	1.1%
Pinz Capital Special Opportunities LP	2,876,072	4.8%
Tammy Phillips	400,000	0.7%
Total	30,453,572	50.3%

We expect that the Majority Shareholder consent will be executed by the foregoing shareholders once the staff advises the Company it has no further comments on the above-captioned filing and immediately prior to the filing of a definitive information statement on Schedule 14C.

We trust the foregoing sufficiently responds to the staff’s comment. The Company acknowledges its understanding that it and its management are responsible for the accuracy and adequacy of their disclosures.

Sincerely,

/s/ Timothy Orr
Timothy Orr
President